245 Summer Street

Fidelity® Investments

Boston, MA 02210

May 24, 2019

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Income Fund (the trust): File Nos. 002-92661 and 811-04085 Fidelity Managed Retirement 2030 Fund Fidelity Simplicity RMD 2025 Fund (the fund(s)) Post-Effective Amendment No. 141

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 141 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Managed Retirement 2030 Fund and Fidelity Simplicity RMD 2025 Fund as new series of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of August 9, 2019.  We request your comments by June 24, 2019.

Please contact Dana Turner at (603) 791-1092 with any questions or comments regarding this filing.

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/s/Dana Turner
Dana Turner
Legal Product Group